SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 1Q07 RESULTS

Curitiba, Brazil, May 15, 2007 – Companhia Paranaense de Energia – COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5 and CPLE6), a company that generates, transmits, and distributes power in the State of Paraná, announces today its operating results for the first quarter of 2007. All figures included in this report are in thousands of Reais (R$ 1,000) and were prepared in accordance with Brazilian GAAP (corporate law method).

HIGHLIGHTS
  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor and UEG Araucária (companies in which Copel retains a majority stake).
  Annual Net Operating Revenues: R$ 1,246 million in the 1Q07, 6.4% higher than the figure reported in the same period of the previous year.
  Operating Income: R$ 439 million – an increase of 60.5% compared to the R$ 273 million recorded in the 1Q06.
  Net Income: R$ 283 million (R$ 1.03 per thousand shares), 65.8% higher than the net income for the first quarter of 2006 (R$ 171 million).
  In March, 2007, COPEL reversed R$ 100.9 million (overall effect on the result of R$ 60.4 million) resulting from the negotiation between COPEL and CIEN, related to the Electricity Purchase Agreements established between the companies.
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 571 million, 50.6% higher than in the 1Q06 (R$ 379 million). Excluding the effect of the reversal, EBITDA would have totaled R$ 479 million.
  Return on Equity: 4.2% . Excluding the reversal effects, ROE would have been 3.3% .
  Total power consumption billed by COPEL (comprising the captive market and all free customers supplied by COPEL Geração) grew by 4.3% in the1Q07.
  Copel Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, grew by 3.8% in the 1Q07 compared to the same period of 2006.

Investor Relations – COPEL
 ri@copel.com
www.copel.com/ri

Companhia Paranaense de Energia – COPEL
1Q07 Earnings Release

1. MAIN EVENTS

Dividends and Interest on Capital:
The 52nd General Shareholders' Meeting, in April 2007, approved a distribution of R$ 123.0 million as interest on capital and of R$ 158.0 million as dividends, for a total of R$ 281 million. This amount will be distributed based on the list of shareholders as of April 27, 2007, up to 60 days after the GSM, as follows: R$ 0.98 per lot of one thousand common shares, R$ 1.42 per lot of one thousand class A preferred shares, and R$ 1.08 per lot of one thousand class B preferred shares. The interest on own capital part will have a withholding tax of 15%.

Capital Raising:
COPEL obtained a line of credit from Banco do Brasil of up to R$ 353 million, to pay existing debts. At the end of March 2007, R$ 260 million were already raised.

Market Expansion:
Power consumption billed by COPEL in the first quarter of 2007 presented the following increase: the residential, commercial, and rural consumer segments grew by 5.7%, 6.4%, and 4.2%, respectively. Industrial consumption (by captive customers and COPEL Generation’s free customers) grew by 3.4% .

The following charts feature the monthly power consumption billed by COPEL from 2005 to 2007:

Consumo Total/ Total Consumption

Consumo Residencial/ Residential Consumption

Consumo Industrial/ Industrial Consumption

Consumo Comercial/ Commercial Consumption

CIEN:

On January 3, 2007, COPEL and CIEN signed amendments to their Firm Capacity and Power Supply Agreements, reducing the volumes under contract from 400 average MW to 175 average MW, for supply until December 31, 2007.

On account of the negotiation and of the amendments to the original agreements, COPEL reverted, in the first quarter of 2007, the following amounts:

R$ thousand
Reversal under power purchased for resale	100,863
(-) Deduction of PASEP and COFINS taxes	(9,330)
(-) Deduction of Income Tax and Social Contribution	(31,121)
Net effect on results for the quarter	60,412

Strategic Realignment:
In March, COPEL’s management met to discuss the Company’s corporate objectives. At this meeting, they approved COPEL’s new Vision and Mission statements:

Vision: To be the best company in all its business sectors, recognized as a reference in corporate governance and sustainability.

Mission: To generate, transmit, distribute, and commercialize energy, as well as to provide energy-related services, fostering sustainable development and striking a balance between the interests of its shareholders and of the community in Paraná.

Paraná’s Largest Company:
COPEL was recognized and awarded as the largest corporation in the State of Paraná in a study conducted by the Accounting faculty of FESP (the Social Studies Foundation of Paraná), by the Indicare Institute of Corporate Analysis and Planning, by the National Controller Network, and by Curitiba's "Indústria & Comércio" newspaper. This study, named “The Corporate Profile of Paraná”, ranked COPEL in first place in four categories – net income, real shareholders’ equity, net operating revenues, and total assets – and pointed out to the Company being the largest in its segment (power and related industries).

2. HUMAN RESOURCES

COPEL closed the first quarter with 8,240 employees. On March 31, COPEL Distribuição recorded a customer-to-employee ratio of 572:1.

COPEL’s workforce is distributed as follows:
        COPEL Geração = 984;
        COPEL Transmissão = 1,022;s
        COPEL Distribuição = 5,886;
        COPEL Telecomunicações = 319; and
        COPEL Participações = 29 employees.

By the end of the 1Q07, COPEL’s subsidiaries, Compagas, Elejor and UEG Araucária, had 78, 6 and 4 employees, respectively.

3. OPERATING PERFORMANCE

COPEL Distribution’s grid market (TUSD), comprising the captive market plus all free customers within the Company’s concession area, increased by 3.8% in the 1Q07 compared with the same period of the previous year.

Grid Market - TUSD

			GWh
	1Q07	1Q06	Chg. %
Grid Market (TUSD)	5,306	5,114	3.8

Retail Market

Total power consumption billed by COPEL (captive market and all free customers supplied by COPEL Geração) amounted to 4,905 GWh in the 1Q07, up by 4.3% over the 1Q06.

Residential consumption, which accounted for 26.1% of COPEL’s market, grew by 5.7% . The average consumption by residential customer was 160.6 kWh/month, which represents a 2.7% increase over the same period of the previous year. This performance is a result of: (i) greater acquisition of residential appliances, due to the higher credit volume;

Consumption per Segment
(including free customers)

(ii) increase in the average temperature; and (iii) the 2.9% increase in the number of customers.

Industrial consumption, including COPEL Geração’s free consumers, accounted for 37.1% of COPEL’s market until March 2007, up 3.4% over the same period of the previous year. The number of billed industrial customers was 57,601 in the 1Q07, 6.1% higher than the 1Q06 figure.

Commercial consumption, which accounted for 19.4% of COPEL’s market during the period, recorded the best performance among major consumer segments, moving up by 6.4% . This expansion resulted from the tertiary sector’s favorable conditions, coupled with the increase in the number of customers (2.5% higher than the figure recorded in March 2006).

Rural consumption increased by 4.2% in the 1Q07 and accounted for 8.2% of COPEL’s billed market. Average rural consumption increased by 3.0% compared to the previous year, reaching 406.2 kWh/month.

Consumption per Segment

			GWh
Segment	1Q07	1Q06	Chg. %
Residential	1,280	1,211	5.7
Industrial (including free customers)	1,822	1,761	3.4
Commercial	949	892	6.4
Rural	402	386	4.2
Others	452	454	(0.3)
Total	4,905	4,704	4.3

4. FINANCIAL AND OPERATING PERFORMANCE

Revenues

In the 1Q07, net operating revenues totaled R$ 1,246.4 million, 6.4% higher than the R$ 1,171.0 million recorded in the 1Q06. This increase is due mostly to the following factors:

(i) a 0.7% increase in supply revenue, due to the 4.3% growth in power consumption, partially offset by lower tariffs resulting from the end of the collection of 9.05% in CVA and financial components external to the annual rate readjustment, which was effective until June 23, 2006. As of June 24, 2006, this percentage fell to 0.21%;

Net Income per Consumption
(including free costumers)

(ii) a 6.4% increase in “supply” revenue mainly as a result of the new agreements established in the first energy auction (81 MW average for 2007-2014), from January 2007 on;

(iii) the increase in “use of transmission grid,” mainly due to the 18.74% readjustment of distribution grid usage ratified by Aneel Resolution 345/2006;

(iv) 8.9% growth in “telecommunication revenue,” due to the increase in the number of clients, as well as to new data communication services requested by existing customers;

(v) the increase in “gas sale revenue,” due to higher gas distribution to third parties and to the 3.96% price readjustment from July 16, 2006 on; and

(vi) the increase in “other operating revenues,” especially from higher leasing and rental revenues.

Gross Revenue

				R$ thousand
Revenues	1Q07 (1)	4Q06 (2)	Chg. % (1/2)	1Q06 (3)	Chg. % (1/3)
Residential	475,979	463,233	2.8	495,912	(4.0)
Industrial	431,196	464,842	(7.2)	408,338	5.6
Commercial	315,244	299,259	5.3	304,707	3.5
Rural	66,754	58,819	13.5	68,713	(2.9)
Other segments	108,118	112,516	(3.9)	109,942	(1.7)
Electricity sales to final customers	1,397,291	1,398,669	(0.1)	1,387,612	0.7
Electricity sales to distributors	299,893	355,838	(15.7)	281,722	6.4
Use of transmission grid	81,755	60,732	34.6	69,224	18.1
Telecom revenues	15,106	19,042	(20.7)	13,873	8.9
Piped gas distribution	57,589	62,132	(7.3)	49,952	15.3
Other	16,192	14,599	10.9	13,242	22.3
Total	1,867,826	1,911,012	(2.3)	1,815,625	2.9

The table below shows COPEL’s deductions from operating revenues:

Deductions from Operating Revenues

				R$ thousand
Revenue deductions	1Q07 (1)	4Q06 (2)	Chg. % (1/2)	1Q06 (3)	Chg. % (1/3)
ICMS	(362,812)	(358,728)	1.1	(356,766)	1.7
PASEP/COFINS	(127,565)	(128,951)	(1.1)	(128,862)	(1.0)
CCC	(55,863)	(89,039)	(37.3)	(75,941)	(26.4)
CDE	(47,474)	(46,042)	3.1	(44,105)	7.6
RGR	(13,720)	(15,623)	(12.2)	(15,100)	(9.1)
P&D and PEE	(13,520)	(10,581)	27.8	(22,605)	(40.2)
Other	(467)	(482)	(3.1)	(1,292)	(63.9)
TOTAL	(621,421)	(649,446)	(4.3)	(644,671)	(3.6)

Net Operating Revenue

				R$ thousand
	1Q07 (1)	4Q06 (2)	Chg. % (1/2)	1Q06 (3)	Chg. % (1/3)

Net Operating Revenue	1,246,405	1,261,566	(1.2)	1,170,954	6.4

Operating Costs and Expenses

In the 1Q07, operating costs and expenses totaled R$ 780.0 million, 11.1% lower than the R$877.4 million recorded in the same period of the previous year. The main highlights were:

Operating Costs and Expenses

•A 22.2% decrease in energy purchased for resale especially due to the agreement established with CIEN, reducing contracted energy from 400 average MW to 175 average MW. According to this agreement, charges related to previous quarters were also canceled, which represented a R$100.9 million reversal. The main amounts booked were: R$ 106.5 million from ITAIPU, R$ 26.8 million from CIEN, R$ 22.8 million from Itiquira and R$ 208.9 million from the energy auction. In addition, R$ 17.6 million was booked as passive CVA.

• The 17.3% negative variation in the “use of transmission grid” was due to the lower amortization of CVA’ charges in the quarter.

• “Personnel” expenses reached R$130.1 million in the 1Q07, remaining flat relative to the same period of the previous year.

• The 36.7% variation in “pension plan and other benefits” was a result of the transfers to Fundação Copel related to pension plan and other benefits expenses, as well as the Pró-Saúde program.

•“Material” grew by 7.4% compared to the 1Q06, reflecting increased purchases of fuel, auto parts and computer technology materials.

•“Raw material and supply for electric power production” reflects fuel and other supplies acquired from third parties. The reduction in this item is a consequence of the lower volume of coal acquired for Figueira coal fired plant.

• The line “natural gas and supply for the gas business” refers to all of the natural gas acquired by Compagas from Petrobras, to meet third part demand.

• In “third-party services” the 3.6% drop was mainly due to costs reductions in technical consulting, mail services and management support services.

• The upturn in “depreciation and amortization” was caused by the entry of new fixed assets in use and by the Araucária gás fired thermal plant merger, the consolidation of which began in in June, 2006.

• The 42.4% decrease in “other operating expenses” arises mainly from doubtful debt account reversion in the amount of R$ 48.6 million, resulting in a net amount of R$ 29.8 million. This reversion is due to the energy bills debt renegotiation with the State Government. Said debt will now be paid in 45 monthly installments, as of April 2007.

Breakdown of Operating Expenses

				R$ thousand
Operating Expenses	1Q07 (1)	4Q06 (2)	Chg. % (1/2)	1Q06 (3)	Chg. % (1/3)
Energy purchased for resale	(279,879)	(377,458)	(25.9)	(359,555)	(22.2)
Use of transmission grid	(130,676)	(125,634)	4.0	(158,060)	(17.3)
Personnel	(130,055)	(235,608)	(44.8)	(130,513)	(0.4)
Pension plans and other benefits	(22,713)	17,254	(231.6)	(16,614)	36.7
Material	(17,263)	(18,419)	(6.3)	(16,078)	7.4
Raw material and supply for electric power production	(3,258)	(4,112)	(20.8)	(6,146)	(47.0)
Natural gas purchase for resale and supplies for the gas business	(27,508)	(63,282)	(56.5)	(23,681)	16.2
Third-party services	(49,258)	(62,599)	(21.1)	(51,080)	(3.6)
Depreciation and amortization	(104,460)	(97,537)	7.1	(85,437)	22.3
Expenses recoverable	10,069	9,676	4.1	13,130	(23.3)
Other operating expenses	(25,011)	136,909	(118.3)	(43,409)	(42.4)
Total	(780,012)	(820,810)	(5.0)	(877,443)	(11.1)

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 570.9 million in the 1Q07, up 50.6% compared to the 1Q06 (R$ 378.9 million). Excluding the reversal related to the agreement signed with CIEN, EBITDA would have totaled R$ 479.3 million.

Financial Result

Financial revenue went down by 24.8% compared to the 1Q06, primarily due to the lower income from investments, decrease in taxes on energy bills and to the lower CVA payment.

Financial expenses dropped by 13.7%, essentially due to the reversal, in the 1Q06, of non-recurring expenses related to Compagas’ contractual penalties of R$ 55.1 million. This amount was renegotiated and cancelled in May 2006.

Operating Result
COPEL’s 1Q07 operating result totaled R$ 438.6 million, 60.5% higher than the figure reported in the same period of the previous year. This result was impacted by the reversion of the values related to the agreement established with CIEN. However, even if we ignore this effect, the period operating result was still 27.0% higher than in the 1Q06.

Non-operating Income

Non-operating income reflects basically the net effect of the disposal of property and rights from the permanent assets.

Net Income
In the 1Q07, COPEL’s net income totaled R$ 283.0 million, an increase of 65.8% over the 1Q06. This figure includes the net effects of the contract established with CIEN (R$ 60.4 million). Excluding these effects, net income would have totaled R$ 222.6 million, 30.4% up on the R$ 170.7 million recorded in the previous year.

5. BALANCE SHEET AND CAPEX

Assets
On March 31, 2007, COPEL’s total assets stood at R$ 11,501.2 million, 4.9% higher than the figure reported in March 2006.

COPEL’s 1Q07 capex (considering only subsidiaries) totaled R$ 80.5 million, with R$ 3.4 million allocated to power generation projects, R$ 16.6 million to transmission projects, R$ 53.8 million to distribution works and R$ 6.7 million to telecommunications.

Compagas invested R$1.7 million in gas pipelines (Compagas’ balance sheet is consolidated with COPEL’s).

Liabilities and Shareholders’ Equity
On March 31, 2007, COPEL’s total consolidated debt amounted to R$2,011.0 million, representing a debt/equity ratio of 30.2% . Excluding Elejor’s and Compagas’ debt, debt/equity ratio would be 24.8% .

Copel took out a loan from Banco do Brasil of up to R$353 million to pay existing debts. Two new operations had been contracted by the end of the first quarter of 2007, one in the amount of R$ 29 million, with a 7-year maturity, at 106.5% of the CDI p.a., and another in the amount of R$ 231 million, with a 7-year maturity, at 106.2% of the CDI p.a.

COPEL’s shareholders’ equity came to R$ 6,659.2 million, 17.7% higher than in March 2006, equivalent to R$ 24.33 per thousand shares.

Indebtedness Profile

			R$ thousand
Foreign Currency	Short-Term	Long-Term	Total
IDB	20,355	58,926	79,281
National Treasury	10,506	88,985	99,491
Eletrobras	7	44	51
Banco do Brasil S/A	4,351	6,456	10,807
Total Foreign Currency	35,219	154,411	189,630

Local Currency	Short-Term	Long-Term	Total
Eletrobras – COPEL	39,388	281,471	320,859
Eletrobras – Elejor	-	53,907	53,907
BNDES – Compagas	6,399	24,049	30,448
Debentures – COPEL	145,564	733,360	878,924
Debentures – Elejor	6,406	265,403	271,809
Banco do Brasil	4,491	260,898	265,389
Total Local Currency	202,248	1,619,088	1,821,336

TOTAL	237,467	1,773,499	2,010,966

The variation in deferral tariff costs updated by the SELIC in the 1Q07 is presented in the table below:

Portion A Memorandum Account – CVA

					R$ thousand
	Balance of 12/31/06	Deferral	Amortization	Monetary restatement	Transf.	Balance of 03/31/07
Asset
Purchased energy (Itaipu)	28,428	5,88	(9,615)	897	-	25,98
Transport of purchased energy	2,95	-	(1,172)	75	-	1,098
Use of transmission grid charges	10,699	-	(5,505)	155	-	5,349
Energy Development Account – CDE	15,947	2,839	(6,089)	481	-	13,178
Electric Power Services Fee – ESS	10,441	2,833	(1,913)	294	-	11,655
Fuel Consumption Account – CCC	17,481	-	(9,406)	665	-	8,740
Proinfa	9,069	3,904	(3,178)	342	-	10,137
Purchased energy (CVA)	8,061	129	(4,031)	-	-	4,159
TOTAL	102,321	15,293	(40,909)	2,909	-	79,614
Liabilities
Energy purchased for resale	134,199	13,712	(31,385)	4,219	-	120,745
CCC	18,394	31,904	-	746	-	51,044
Use of transmission grid charges	9,154	897	-	306	-	10,357
Transport of purchased energy	804	592	-	35	-	1,431
TOTAL	162,551	47,105	(31,385)	5,306	-	183,577

6. ADDITIONAL INFORMATION

Main operational and financial indicators

March 31st , 2007

Generation
Number of power plants - COPEL Geração	18 (17 hydro and 1 thermal)
Number of power plants - COPEL Participações	06 (04 hydro, 1 thermal and 1 eolic)
Total installed capacity - COPEL Geração	4,550 MW
Total installed capacity - COPEL Participações (1)	600 MW
Number of automated power plants - COPEL Geração	12
Number of automated power plants - COPEL Participações	03
Number of step-up substations - COPEL Geração	11
Number of automated step-up substations - COPEL Geração	10

Transmission
Transmission lines	7,219 km
Number of substations	131 (100% automated)
Installed substation capacity	16,427 MVA

Distribution
Distribution lines	166,533 km
Number of substations	238
Number of automated substations	215
Installed capacity in 34,5kV substations	1,576 MVA
Number of localities served	1,111
Number of municipalities served	393
Number of customers	3,367,465
DEC (outage duration per customer, in hours and hundreths of an hour)	4.22
FEC (outage frequency per customer)	4.11 times

Telecommunication
Optical cable – main ring	4,704 km
Self sustained optical cable	4,542 km
Number of cities served	170
Number of customers	409

Administration
Number of employees (wholly-owned subsidiaries)	8,240
Customer per distribution employee	572

Financial
Book Value (per 1,000 shares)	R$ 24,33
EBITDA	R$ 570,9 million
Liquidity (Current Ratio)	1.5

(1)proporcional to the capital stake

Average Tariff Energy Purchased

			R$/MWh
Tariff	March 2007	March 2006	Change %

Auction – CCEAR 2005-2012	61.84	57.50	7.5
Auction – CCEAR 2006-2013	72.73	67.62	7.6
Auction – CCEAR 2007-2014	81.51	-	-
CIEN	70.85	88.24	(19.7)
Itaipu *	92.90	84.82	9.5

(*)Transport tariff included (Furnas)

Direct Distribution Supply Tariffs

			R$/MWh
Tariff	March 2007	March 2006	Change %

Residential	257.17	268.95	(4.4)
Industrial	172.98	176.29	(1.9)
Commercial	225.23	232.27	(3.0)
Rural	152.65	164.43	(7.2)
Other	173.65	177.14	(2.0)
Total	205.26	211.59	(3.0)
Without ICMS

The reduction in the March 2007 tariff was affected by the end of the collection of 9.05% in connection with Portion A (CVA) amounts and financial components external to the the annual rate readjustment, which was in effect until June 23, 2006. As of June 24, 2006, the percentage fell to 0.21%;

The gradual phasing out of the crossed subsidies between high and low voltage customer groups, in compliance with Decree no. 4,667/2003, reflects a smaller drop in the industrial consumption tariff.

Energy Supply Tariff

			R$/MWh
Tariff	March 2007	March 2006	Change %

Small wholesale concessionaries	106.67	86.08	23.9
Auction – CCEAR 2005-2012	61.79	57.69	7.1
Auction - CCEAR 2006-2013	72.67	67.81	7.2
Auction - CCEAR 2007-2014	81.13	-	-

Energy Flow

COPEL - Consolidated

GWh

Source	1Q07

Own Generation	3,436
Purchased energy	6,320
Itaipu	1,141
Auction – CCEAR	3,198
CIEN	378
MRE/CCEE	852
Other	751
Total Available Power	9,756

State Demand	5,020
Retail	4,555
Concessionaires	115
Free Customers	350
Bilateral Agreements	985
Auction – CCEAR	2,906
MRE/CCEE	28
Losses and differences	817
Basic network losses	202
Distribution losses	587
CG contract allocation	28

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

COPEL Generation

GWh

Source	1Q07

Own Generation	3,436
Ande	55
Dona Francisca	159
MRE/CCEE	707
Total Available Power	4,357

Bilateral Agreements	985
CCEAR – Copel Distribution	267
CCEAR – Other Concessionaires	2,638
Free Customers	350
MRE/CCEE	28
Losses and differences	89

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

COPEL Distribution

GWh

Source	1Q07

Itaipu	1,141
CCEAR – Copel Generation	267
CCEAR – Other Concessionaires	2,931
CIEN	378
MRE/CCEE	145
Other	537
Purchased Energy	5,399

State Demand	4,670
Retail	4,555
Concessionaires	115
Losses and differences	729
Basic network losses	114
Distribution losses	587
CG contract allocation	28

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of Gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

Shareholding Structure (on 03/31/2007)

							Millions of shares

SHAREHOLDERS	COMMON	%	PREFERRED "A"	%	PREFERRED "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,571	13.5	121	30.3	100,780	78.6	120,472	43.9
BOVESPA	15,253	10.5	121	30.3	68,193	53.2	83,566	30.5
NYSE	4,318	3.0	-	-	32,539	25.4	36,857	13.5
MADRID	-	-	-	-	48	0.0	48	0.0
Other	602	0.4	278	69.7	149	0.1	1,030	0.4

TOTAL	145,031	100.0	399	100.0	128,225	100.0	273,655	100.0

7. Financial Statements

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	06/30/2006	09/30/2006	12/31/2006	03/31/2007	03/31/2006

CURRENT
Cash in hand	691,373	908,083	1,504,004	1,099,524	1,142,948
Customers and distributors	989,850	1,070,074	1,065,267	1,054,328	989,044
Allowance for doubtfull accounts	(112,729)	(134,223)	(111,726)	(81,948)	(81,978)
Third-parties services, net	9,389	9,002	13,399	14,599	8,489
Dividends receivable	1,436	1,373	2,019	1,997	2,573
Services in progress	14,716	17,341	20,038	25,563	11,625
CRC transferred to State Government	33,057	33,910	35,205	35,857	32,337
Taxes and social contributions paid in advance	148,790	130,510	235,084	251,186	103,682
Account for compensation of "Portion A"	139,427	107,794	90,048	69,432	80,402
Regulatory Assets - PASEP/COFINS	13,102	11,399	3,408	1,704	25,081
Bonds and linked deposits	21,267	39,892	68,565	69,634	51,782
Material and supplies	38,805	48,133	51,444	51,126	44,344
Other	60,508	58,382	36,878	47,980	49,036

	2,048,991	2,301,670	3,013,633	2,640,982	2,459,365

NON-CURRENT
Long-term assets
Customers and distributors	104,023	99,654	108,157	104,068	99,996
CRC transferred to State Government	1,148,281	1,148,978	1,158,898	1,159,858	1,144,591
Taxes and social contributions paid in advance	472,968	493,640	382,528	360,917	523,616
Account for compensation of "Portion A"	9,211	11,544	12,273	10,182	6,863
Regulatory Assets - PASEP/COFINS	20,361	-	-	-	49,173
Bonds and linked deposits	22,714	22,818	24,630	23,621	25,096
Judicial Deposits	151,525	159,221	140,954	135,151	134,005
Intercompany receivables	36,040	36,319	-	-	35,722
Other	20,263	14,628	11,909	11,740	17,222
	1,985,386	1,986,802	1,839,349	1,805,537	2,036,284

Investments	436,970	450,620	305,968	308,056	416,375
Property, plant and equipment	6,523,382	6,532,569	6,711,686	6,686,920	6,000,881
Intangible assets	44,426	42,458	40,783	41,532	41,661
Deferred	33,665	28,375	23,204	18,191	5,314

	9,023,829	9,040,824	8,920,990	8,860,236	8,500,515

TOTAL	11,072,820	11,342,494	11,934,623	11,501,218	10,959,880

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	06/30/2006	09/30/2006	12/31/2006	03/31/2007	03/31/2006

CURRENT
Loans and financing	89,868	94,018	90,152	85,497	90,924
Debentures	772,528	770,476	838,355	151,970	723,043
Suppliers	443,723	516,583	392,219	363,066	1,265,632
Taxes and social contributions	238,726	298,322	311,085	273,962	207,209
Interest on own capital	40,429	113,976	277,421	277,421	115,429
Accrued payroll costs	93,830	106,402	134,218	130,583	109,482
Pension plan and other post-retirement benefits	128,420	126,899	133,635	78,310	126,415
Account for compensation of "Portion A"	116,889	101,028	110,498	144,988	64,020
Regulatory charges	34,901	37,591	51,705	34,309	45,802
Electric efficiency and development research	147,908	161,473	174,316	165,195	89,975
Other	45,113	54,481	67,766	72,150	48,458

	2,152,335	2,381,249	2,581,370	1,777,451	2,886,389

NON-CURRENT
Loans and financing	553,181	550,819	539,190	774,736	565,339
Debentures	523,079	526,246	1,129,230	998,763	530,252
Provision for contingencies	549,214	473,935	222,473	216,931	480,430
Intercompany receivables	50,333	50,333	1	1	-
Suppliers	325,393	303,301	234,212	176,518	152,251
Taxes and social contributions	42,534	37,775	24,083	21,229	38,808
Pension plan and other post-retirement benefits	476,504	471,147	495,759	553,102	486,198
Account for compensation of "Portion A"	11,702	40,084	52,053	38,589	14,548
Customers	-	-	-	-	1,465
Other	-	-	8,960	8,960	-

	2,531,940	2,453,640	2,705,961	2,788,829	2,269,291

MINORITY INTEREST	197,971	197,051	271,022	275,706	146,363

SHAREHOLDERS' EQUITY
Capital stock	3,875,000	3,875,000	3,875,000	3,875,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Revaluation reserve	-	11,882	-	-	-
Income reserves	1,498,281	1,606,379	1,683,977	1,966,939	1,360,544

	6,190,574	6,310,554	6,376,270	6,659,232	5,657,837

TOTAL	11,072,820	11,342,494	11,934,623	11,501,218	10,959,880

QUARTERLY INCOME STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	2Q2006	3Q2006	4Q2006	1Q2007	1Q2006

OPERATING REVENUES
Electricity sales to final customers	1,377,140	1,336,701	1,398,669	1,397,291	1,387,612
Electricity sales to distributors	289,059	364,357	355,838	299,893	281,722
Use of transmission grid	74,082	79,735	60,732	81,755	69,224
Telecom revenues	12,817	12,322	19,042	15,106	13,873
Piped gas distribution	55,847	59,150	62,132	57,589	49,952
Other revenues	16,802	16,677	14,599	16,192	13,242
	1,825,747	1,868,942	1,911,012	1,867,826	1,815,625

DEDUCTIONS FROM OPERATING REVENUES	(611,578)	(627,016)	(649,446)	(621,421)	(644,671)

NET OPERATING REVENUES	1,214,169	1,241,926	1,261,566	1,246,405	1,170,954

OPERATING EXPENSES
Eletricity purchased for resale	(327,611)	(375,120)	(377,458)	(279,879)	(359,555)
Charges for the use of transmission grid	(122,501)	(128,585)	(125,634)	(130,676)	(158,060)
Payroll	(139,240)	(136,524)	(235,608)	(130,055)	(130,513)
Pension plan	(44,374)	(29,276)	17,254	(22,713)	(16,614)
Material	(17,228)	(16,133)	(18,419)	(17,263)	(16,078)
Raw material and supplies for generation of electricity	294,839	(4,002)	(4,112)	(3,258)	(6,146)
Natural gas and supplies for the gas business	(27,608)	(63,131)	(63,282)	(27,508)	(23,681)
Third-party services	(51,877)	(61,223)	(62,599)	(49,258)	(51,080)
Depreciation and amortization	(90,257)	(99,164)	(97,537)	(104,460)	(85,437)
Expenses recoverable	9,679	10,159	9,676	10,069	13,130
Other	(130,595)	(43,092)	142,804	(25,011)	(43,409)

	(646,773)	(946,091)	(814,915)	(780,012)	(877,443)

RESULT OF OPERATIONS	567,396	295,835	446,651	466,393	293,511

FINANCIAL INCOME (EXPENSES)
Financial income	414,423	75,159	124,313	86,736	115,308
Financial expenses	(39,588)	(116,991)	(195,049)	(118,721)	(137,558)
	374,835	(41,832)	(70,736)	(31,985)	(22,250)

EQUITY INVESTMENT	(3,208)	2,484	(7,393)	4,170	1,930

OPERATING INCOME (EXPENSES)	939,023	256,487	368,522	438,578	273,191

NON-OPERATING INCOME (EXPENSES)	(41,234)	(1,303)	23,212	(2,530)	(3,652)

INCOME (LOSS) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	897,789	255,184	391,734	436,048	269,539
INCOME TAX AND SOCIAL CONTRIBUTION	(324,901)	(64,004)	(73,788)	(151,043)	(94,985)
NET INCOME (LOSS) BEFORE MINORITY INTEREST	572,888	191,180	317,946	285,005	174,554

MINORITY INTEREST	(3,141)	918	(7,765)	(2,043)	(3,900)

NET INCOME (LOSS)	569,747	192,098	310,181	282,962	170,654

EARNINGS PER THOUSAND SHARES	2.0820	0.7020	1.1335	1.0340	0.6236

8. Financial Statements - Subsidiaries

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS as of March 31, 2007

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR Consolidated

CURRENT
Cash in hand	427,818	78,488	227,142	3,225	204,035
Customers and distributors, net	149,360	49,525	796,998	-	30,134
Third-parties services, net	541	130	30	16,609	-
Dividends receivable	-	-	-	-	1,975
Services in progress	5,113	3,932	16,287	-	231
CRC transferred to State Government	-	-	35,857	-	-
Taxes and social contributions paid in advance	14,914	2,900	152,335	2,800	12,354
Account for compensation of "Portion A"	-	-	69,432	-	-
Regulatory Assets - PASEP/COFINS	-	-	1,704	-	-
Bonds and linked deposits	18,852	609	37,802	-	12,371
Other	10,420	5,731	27,274	1,159	10,050
Material and supplies	185	9,909	31,325	9,105	602
	627,203	151,224	1,396,186	32,898	271,752
NON-CURRENT
Long-term assets
Customers and distributors	27,109	-	76,959	-	19,594
CRC transferred to State Government	-	-	1,159,858	-	-
Taxes and social contributions paid in advance	46,897	39,005	193,889	9,277	12,661
Judicial Deposits	8,373	17,106	60,649	528	561
Account for compensation of "Portion A"	-	-	10,182	-	-
Bonds and linked deposits	-	4,930	18,691	-	-
Intercompany receivables	377,847	-	-	-	-
Prepaid receivables	3,359	-	-	-	84
Assets and rights for disposal	936	56	62	-	1,758
Other	1	-	5,484	-	-
	464,522	61,097	1,525,774	9,805	34,658

Investments	4,150	2,257	419	-	296,568
Property, plant and equipment	2,840,451	1,200,172	1,162,710	183,316	1,300,271
Intangible assets	787	24,397	14,306	1,665	377
Deferred	-	-	-	-	18,191
	3,309,910	1,287,923	2,703,209	194,786	1,650,065

TOTAL	3,937,113	1,439,147	4,099,395	227,684	1,921,817

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR Consolidated

CURRENT
Loans and financing	47,510	15,006	12,219	-	6,399
Debentures	-	-	-	-	6,406
Suppliers	46,137	7,900	322,566	1,976	43,058
Taxes and social contributions	61,691	3,498	179,002	1,088	1,889
Interest on own capital	447,838	60,014	52,913	-	11,718
Accrued payroll costs	21,818	19,124	80,884	6,593	2,042
Pension plan and other post-retirement benefits	16,919	15,474	42,667	3,120	120
Account for compensation of "Portion A"	-	-	144,988	-	-
Receivable charges	2,941	978	30,390	-	-
Electric efficiency and development research	24,047	9,452	129,232	-	2,464
Concession charges - Aneel consent	-	-	-	-	29,536
Other	16,545	867	27,100	675	1,283
	685,446	132,313	1,021,961	13,452	104,915
NON-CURRENT
Loans and financing	282,953	58,524	95,303	-	77,956
Debentures	-	-	-	-	265,403
Provision for contingencies	25,882	34,171	121,036	947	3,053
Intercompany receivables	-	69,217	663,928	6,160	511,527
Suppliers	195,845	-	-	-	267
Taxes and social contributions	-	-	14,567	-	6,662
Pension plan and other post-retirement benefits	121,420	110,382	298,032	21,524	1,744
Account for compensation of "Portion A"	-	-	38,589	-	-
Other	8,960	-	-	-	-
	635,060	272,294	1,231,455	28,631	866,612
MINORITY INTEREST	-	-	-	-	275,706
SHAREHOLDERS' EQUITY
Capital stock	2,338,932	772,389	1,607,168	187,894	586,975
Capital reserves	-	-	-	701	-
Income reserves	170,301	222,134	82,118	-	81,914
Accrued (losses) income	107,374	40,017	156,693	(2,994)	5,695
	2,616,607	1,034,540	1,845,979	185,601	674,584

TOTAL	3,937,113	1,439,147	4,099,395	227,684	1,921,817

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

SUMMARIZED FINANCIAL STATEMENTS
as of March 31, 2007
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR Consolidated

Operating Revenues
Electricity sales to final customers	37,543	-	1,360,007	-	798
Electricity sales to distributors	301,539	-	12,151	-	39,159
Use of transmission grid	-	110,320	47,202	-	-
Telecom revenues	-	-	-	22,287	-
Piped gas distribution	-	-	-	-	58,109
Other revenues	1,705	1,107	14,787	-	16
Deductions from operating revenues	(44,750)	(8,788)	(551,622)	(3,343)	(12,918)
Net Operating Revenues	296,037	102,639	882,525	18,944	85,164
Operating Costs and Expenses
Eletricity purchased for resale	(15,847)	-	(315,921)	-	(1,067)
Charges for the use of transmission grid	(49,253)	-	(153,434)	-	(3,756)
Payroll	(20,107)	(17,276)	(83,251)	(5,329)	(2,959)
Pension plan	(3,538)	(3,146)	(14,782)	(959)	(266)
Material	(1,658)	(687)	(14,769)	(82)	(66)
Raw material and supplies for generation of electricity	(3,778)	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(27,508)
Third-party services	(11,722)	(3,715)	(37,481)	(2,487)	(2,675)
Depreciation and amortization	(25,961)	(11,597)	(40,881)	(7,080)	(18,941)
Expenses recoverable	3,485	314	6,316	11	12
Concession charges - Aneel consent	-	-	-	-	(8,090)
Other	(15,388)	(3,612)	14,006	(410)	(3,322)
	(143,767)	(39,719)	(640,197)	(16,336)	(68,638)

Result of Operations	152,270	62,920	242,328	2,608	16,526
Financial Income (expenses)
Financial income	25,725	2,905	49,399	178	6,960
Financial expenses	(15,023)	(4,708)	(51,151)	(784)	(13,027)
	10,702	(1,803)	(1,752)	(606)	(6,067)
Equity Investment	-	-	-	-	4,161
Operating Income (expenses)	162,972	61,117	240,576	2,002	14,620
Non-operating income (expenses)	433	(132)	(2,933)	18	(3)
Income (loss) before income tax
and minority interest	163,405	60,985	237,643	2,020	14,617
Income tax and social contribution	(51,295)	(20,424)	(82,513)	(547)	(7,551)
Deferred income tax and social contribution	(4,736)	(544)	1,563	(159)	672
Minority interest	-	-	-	-	(2,043)
Net income (loss)	107,374	40,017	156,693	1,314	5,695

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

9. CASH FLOW

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

STATMENT OF CASH FLOW
as of March 31, 2007 and 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidated

	2007	2006

OPERATING ACTIVITIES	261,835	278,527

Net income for the period	282,962	170,654

Non-cash expenses (revenues)	78,290	121,337
Provision (reversion) for doubtful accounts	(29,715)	3,196
Depreciation and Amortization	104,460	85,437
Long-term monetary variation - net	8,739	(6,388)
Equity Result	(6,138)	(3,224)
Deferred Income tax and social contribution	18,334	5,830
Cien contracts renegotiation	(62,862)	-
Provision for long-term liabilities	28,726	25,487
Permanent assets write-offs, net	3,531	5,802
Intangible, deferred and other non current assets write-offs - net	9,195	-
Goodwill amortization	1,977	1,297
Minority interets	2,043	3,900

Current asset variation	19,681	33,793
Current liability variation	(149,418)	(30,292)
Long-term asset investment	(21,693)	(16,965)
Increase in long term assets	52,013	-

INVESTMENT ACTIVITIES	(76,314)	(140,000)

Interest in Subsidiaries:
Copel Transmissão S.A.	-	-
Copel Telecomunicações S.A.	-	-
Copel Participações S.A.	-	-
Studies and projects	(2)	(128)
Dividends and interest on own capital	2,097	1,092
Investment in fixed assets
In generation	(3,388)	(690)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(6)	(27,964)
In transmission	(16,564)	(39,154)
In distribution	(53,837)	(72,011)
In telecom	(6,741)	(5,804)
In gas plumbing (Companhia Paranaense de Gás - Compagas)	(1,679)	(3,423)
Consumers' contribution	5,670	8,431
Investments in intangible assets	(1,581)	(331)
Deffered investment	(283)	(18)

FINANCING ACTIVITIES	(590,001)	(127,345)

Loans and financing	231,587	(35,122)
Debentures	(821,588)	(93,185)
Dividends	-	962

TOTAL CHANGE IN CASH POSITION	(404,480)	11,182

Cash position - beginning of the period	1,504,004	1,131,766
Cash position - end of the period	1,099,524	1,142,948

Cash variation	(404,480)	11,182

      Note: Statement in compliance with the Electric Power Public Services Accounting Manual, approved by Resolution # 444/2001 issued by Aneel, published in the Official Federal Gazette - DOU on October 29, 2001.

1Q07 Results
Conference Call

Presentation: Mr. Paulo Roberto Trompczynski. CFO and IRO

Date & Time:	Thursday, May 17, 2007
11.00 a.m. (Brasília time)

Number:	(55-11) 2101 - 4848

The conference call will also be broadcast through the internet, on www.copel.com/ir.

Please connect 15 minutes prior to the call.

Investor Relations - COPEL ri@copel.com

Phone	Fax
(55 41) 3222-2027	(55 41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances. industry conditions. company performance. and financial results. Any statements. expectations. capabilities. plans and assumptions contained in this press release that do not describe historical facts. such as statements regarding the declaration or payment of dividends. the direction of future operations. the implementation of principal operating and financing strategies and capital expenditure plans. the factors or trends affecting financial condition. liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occ ur. The statements are based on many assumptions and factors. including general economic and market conditions. industry conditions. and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.